UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   Covista Communications, Inc.
                        (Name of Issuer)

                 Common Stock par value $0.05
                (Title of Class of Securities)

                          223574 10 4
                         (CUSIP Number)

          Carrie Bonnick, 735 Broad Street, Suite 1108,
                     Chattanooga, TN, 37402
                        (423) 266-3544
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 26, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                           SCHEDULE 13D/A
CUSIP No. 223574 10 4

_________________________________________________________________

1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons

     W. Thorpe McKenzie
_________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group

(a) X
(b)
_________________________________________________________________

3.   SEC Use Only

_________________________________________________________________

4.   Source of Funds (See Instructions)
     PF
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

6.   Citizenship or Place of Organization  United States
_________________________________________________________________

Number of       7.    Sole Voting Power    1,999,361
Shares          ------------------------------------------------
Beneficially    8.    Shared Voting Power 0
Owned by        ------------------------------------------------
Each            9.    Sole Dispositive Power 1,999,361
Reporting       ------------------------------------------------
Person         10.   Shared Dispositive Power  0
With
_________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,999,361
_________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

_________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)
     11.2%
_________________________________________________________________

14.  Type of Reporting Person (See Instructions)
     IN
_________________________________________________________________

    This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed by W. Thorpe McKenzie ("Mr. McKenzie"), an individual person, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Covista Communications, Inc., a New Jersey corporation (the "Issuer"). This Schedule 13D amends and/or supplements the Schedule 13D filed by Mr. McKenzie on January 9, 2003, as amended by Amendment No. 1 thereto filed with the SEC by Mr. McKenzie on November 13, 2003 ("Amendment No. 1") and Amendment No. 2 thereto filed on September 16, 2004 ("Amendment No. 2").


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety as follows:

        On October 26, 2004, Henry G. Luken III sold a total of 1,900,000 shares of the Issuer's Common Stock to Mr. McKenzie, at a purchase price of $1.75 per share. The consideration paid by Mr. McKenzie was personal funds in the amount of $3,325,000.


Item 4. Purpose of Transaction.

    Mr. McKenzie has acquired the Common Stock for investment puposes.


Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:

(a) Mr. McKenzie owns, beneficially, 1,999,361 shares of Common
Stock. The number of shares beneficially owned by Mr. McKenzie constitutes 11.2% of the Common Stock outstanding as of September
15, 2004.

(b) Mr. McKenzie has the sole power to vote or direct the voting of and dispose or direct the disposition of the 1,999,361 shares of Common Stock held directly by Mr. McKenzie.

(c) See Item 3.

(d) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.


Item 7. Material to be filed as Exhibits.

There are no materials to be filed as exhibits.



                           Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 2004
---------------
Date

/s/ W. Thorpe McKenzie
------------------------------
W. Thorpe McKenzie